Exhibit 99.1

 PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT ANNOUNCES SAY ON PAY RESULTS
AND ELECTION OF DIRECTORS

Brookfield, June 16, 2017 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced that at the company’s annual meeting of shareholders held earlier today in Toronto, approximately 97% of Class A Limited Voting Shares (“Class A Shares”) voted in favour of an advisory vote approving the company’s approach to executive compensation.
In addition, at the meeting all eight nominees proposed for election to the board of directors by holders of Class A Shares and all eight nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	653,911,905	99.46	3,545,419	0.54
Angela F. Braly	652,105,340	99.19	5,351,984	0.81
Murilo Ferreira	656,721,152	99.89	736,172	0.11
Frank J. McKenna	651,210,292	99.05	6,247,032	0.95
Rafael Miranda	652,456,012	99.24	5,001,312	0.76
Youssef A. Nasr	655,136,799	99.65	2,320,525	0.35
Seek Ngee Huat	654,285,566	99.52	3,171,758	0.48
Diana L. Taylor	652,376,734	99.23	5,080,590	0.77

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, J. Bruce Flatt, Robert J. Harding, Maureen Kempston Darkes, David W. Kerr and Lord O’Donnell.

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Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with approximately US$250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com